SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                 AMENDMENT NO. 4
                                       to
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D
                                ---------------
                                OZEMAIL LIMITED
                              (ACN # 066 387 157)
                           (NAME OF SUBJECT COMPANY)
                      UUNET HOLDINGS AUSTRALIA PTY LIMITED
                            UUNET TECHNOLOGIES, INC.
                               MCI WORLDCOM, INC.
                                    (BIDDER)
                                ---------------
                              ORDINARY SHARES AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 10 ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)
                                ---------------
                            [NONE] (ORDINARY SHARES)
                    [692674104] (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ---------------
                               CHARLES T. CANNADA
                  SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT
                               MCI WORLDCOM INC.
                             515 EAST AMITE STREET
                          JACKSON, MISSISSIPPI 39201
                                 (601) 360-8600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                ---------------
                                WITH  COPIES TO:

            R. RANDALL WANG, ESQ.        MARTINA W. KNEE, ESQ.
            BRYAN CAVE LLP               UUNET TECHNOLOGIES, INC.
            ONE METROPOLITAN SQUARE      3060 WILLIAMS DRIVE
            SUITE 3600                   FAIRFAX, VIRGINIA  22031
            ST. LOUIS, MISSOURI  63102   (703) 206-5600
            (314) 259-2000


                               Page 1 of 9 pages
                       Exhibit Index is located on page 8.
================================================================================

                             Amendment No. 4 to 14D-1
CUSIP NO. 692674104                                            Page 2 of 9 Pages

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              UUNET HOLDINGS AUSTRALIA PTY LIMITED (00-00000000)
-------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
-------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW SOUTH WALES, AUSTRALIA
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                   14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 4 to 14D-1
CUSIP NO. 692674104                                            Page 3 of 9 Pages

-------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      UUNET TECHNOLOGIES, INC.  54-1543611
-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                       WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                       14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 4 to 14D-1
CUSIP NO. 692674104                                            Page 4 of 9 Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                     MCI WORLDCOM, INC.  58-1521612
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                     WC & BK
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                     GEORGIA
--------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     21,863,174
--------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES*

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     14.9%
--------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 4 to 14D-1
CUSIP NO. 692674104                                            Page 5 of 9 Pages


         This Statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 7, 1999, which was amended on January 20, 1999, January 27, 1999 and February 2, 1999 (the "Schedule 14D-1"), and relates to the offer by UUNET Holdings Australia Pty Limited, a company incorporated in New South Wales, Australia ("Purchaser") and a wholly owned subsidiary of UUNET Technologies, Inc., a Delaware corporation ("Intermediate"), which is, in turn, a wholly-owned subsidiary of MCI WORLDCOM, Inc., a Georgia corporation ("Parent"), to purchase all outstanding: (a) ordinary shares (the "Shares") of OzEmail Limited, a corporation incorporated under the laws of the State of New South Wales, Australia (the "Company"), and (b) American Depositary Shares (ADSs"), each representing 10 Ordinary Shares (the Shares and the ADSs collectively, the "Securities"), of the Company, at a price of US$2.20 per Share and US$22.00 per ADS, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 1999 (Sydney time (January 7, 1999, New York time)), a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(1) thereto and (i) in the case of Shares, in the related Acceptance and Transfer Form, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(2) thereto and (ii) in the case of ADSs, in the related Letter of Transmittal, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(3) thereto (which Offer to Purchase, Acceptance and Transfer Form and Letter of Transmittal, as amended from time to time, together constitute the "Offer").

         Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         See below.

ITEM 10. ADDITIONAL INFORMATION.

         (f) See below.

         Items 3 and 10(f) are hereby amended and supplemented by the following:

         Section 10 of the Offer to Purchase ("Background of the Offer; Contacts with OzEmail") is hereby amended and supplemented by the addition of the following paragraphs immediately before the last paragraph:

         "On February 3, 1999, OzEmail advised Purchaser that it has amended its 1996 Employee Stock Option Plan (the "Plan") to permit the directors of OzEmail, at their discretion, to permit unvested options issued to employees of OzEmail under the Plan to be exercised in the event that the following conditions precedent are satisfied: (i) the Offer has expired and the Minimum Condition (as defined in the Offer to Purchase) has been satisfied, and Purchaser is entitled to proceed to compulsory acquisition under the Australian Corporations Law, (ii) Purchaser intends to proceed to compulsory acquisition and (iii) Purchaser has announced to the market its intention to proceed to compulsory acquisition. OzEmail has advised Purchaser that the Board of Directors of OzEmail has resolved to exercise its discretion under the Plan to permit the acceleration of vesting of options under the Plan subject to the satisfaction of the conditions set forth above. OzEmail has advised Purchaser that the Plan also has been amended to permit holders of options that have vested under the Plan to be able to exercise their options under a procedure whereby the Offer is accepted and the Offer consideration is remitted to OzEmail with the aggregate exercise price for the options deducted before the balance is paid to the option holder."

         "The rules of the Australian Stock Exchange (the "ASX"), upon which the Ordinary Shares are listed, require an ASX listed company only to make changes to an employee incentive scheme (such as the Plan) with the approval of a meeting of ordinary shareholders by special resolution. OzEmail has obtained from the ASX a waiver of this requirement. The ASX waiver was conditioned on OzEmail making the aforementioned amendments to the Plan and the ASX waiver available to the market."

                            Amendment No. 4 to 14D-1
CUSIP NO. 692674104                                            Page 6 of 9 Pages


         "In connection with OzEmail's application to the ASX of the waiver referred to above, Purchaser sent a letter to OzEmail's counsel indicating that it had no objection to OzEmail's amendment to the Plan, as described above, and to the ASX's granting of the waiver sought by OzEmail."

          The undersigned hereby agree to jointly file a statement on Schedule 14D-1 and Schedule 13D, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 14d-1 and Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

                            Amendment No. 4 to 14D-1
CUSIP NO. 692674104                                            Page 7 of 9 Pages

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 3, 1999

                                           UUNET Holdings Australia Pty Limited

                                           By:                 *
                                           Name:       Charles T. Cannada
                                           Title:           Director




                                           UUNET Technologies, Inc.

                                           By:                 *
                                           Name:         Mark F. Spagnolo
                                           Title:  President and Chief Executive
                                                             Officer



                                           MCI WORLDCOM, Inc.
                                           By:                 *
                                           Name:       Scott D. Sullivan
                                           Title:  Chief Financial Officer and
                                                            Secretary



*By:        /s/ Charles T. Cannada
          ----------------------------------------
 Name:     Charles T. Cannada
 Title:    Authorized Representative and Attorney-
           in-Fact under Powers of Attorney filed
           with the original Schedule 14D-1

                            Amendment No. 4 to 14D-1
CUSIP NO. 692674104                                            Page 8 of 9 Pages

                                  EXHIBIT INDEX

       *(a)(1) Offer to Purchase, dated January 8, 1999 (Sydney, Australia time) (January 7, 1999, New York time).

       *(a)(2)    Acceptance and Transfer Form

       *(a)(3)    Letter of Transmittal.

       *(a)(4)    Notice of Guaranteed Delivery.

       *(a)(5) Letter from Merrill Lynch to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

       *(a)(6) Letter to ADS Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

       *(a)(7) Form of Summary Advertisement as published in the Wall Street Journal on January 7, 1999 (New York City time).

       *(a)(8) News Release dated January 7, 1999 (Jackson, MS time), issued by Parent.

       (a)(9) News Release dated December 13, 1998 (Jackson, MS time) and December 14, 1998 (Sydney, Australia time), issued by Parent (incorporated by reference to Schedule 1 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (a)(10) News Release dated December 14, 1998 (Sydney, Australia time), issued by the Company (incorporated by reference to Schedule 2 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       *(a)(11) News Release dated January 20, 1999 (Jackson, MS time), issued by Parent.

       *(a)(12)   Letter   from   Parent   to  Shareholders/ADS holders dated 27
                  January, 1999 (Sydney, Australia time).

       *(a)(13) Notice pursuant to Section 663(3) of the Corporation Law in the form filed by Purchaser with the Australian Stock Exchange on February 1, 1999.

        (b)(1) Amended and Restated Facility A Revolving Credit Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated as of August 6, 1998 (incorporated herein by reference to Exhibit 10.1 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

       (b)(2) 364-day Revolving Credit and Term Loan Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated August 6, 1998 (incorporated herein by reference to Exhibit
                  10.3 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No.
                  0-11258)).

                            Amendment No. 4 to 14D-1
CUSIP NO. 692674104                                            Page 9 of 9 Pages


       (c) Subscription Agreement, dated December 11, 1998, by and between the Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (d)        [Not applicable.]

       (e)        [Not applicable.]

       (f)        [Not applicable.]

       *(g)(1) Powers of Attorney (contained on the signature pages to the original Schedule 14D-1, dated and filed on January 7, 1999).

* Previously filed